Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Aurora Technology Acquisition Corp. (the “Company”) on Form S-1 to be filed on or about December 17, 2021 of our report dated December 1, 2021, except for Notes 3 and 9, as to which the date is December 17, 2021, on our audit of the financial statements as of August 31, 2021 and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from August 6, 2021 (inception) to August 31, 2021. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

December 17, 2021